UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K


         [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1997.

                                       OR

         [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ________ to ________.

         Commission file numbers 33-84656 and 333-17773.

           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Gray Communications Systems, Inc.
                   Capital Accumulation Plan

           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   Gray Communications Systems, Inc.
                   126 N. Washington Street
                   Albany, Georgia 31701

                        GRAY COMMUNICATIONS SYSTEMS, INC.

                                    FORM 11-K

                              REQUIRED INFORMATION

         (a) Financial Statements. Filed as part of this Report on form 11-K are the financial statements and the schedules thereto of the Gray Communications Systems, Inc. Capital Accumulation Plan as required by Form 11-K, together with the report thereon of Ernst & Young LLP, independent auditors, dated June 18, 1998.

         (b) Exhibits. A consent of Ernst & Young LLP dated June 24, 1998 is being filed as an exhibit to this report.


                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              GRAY COMMUNICATIONS SYSTEMS, INC.
                              CAPITAL ACCUMULATION PLAN


Date: June 26, 1998           By:  /S/ Frederick J. Erickson
                                  --------------------------
                                  Frederick J. Erickson
                                  Interim Chief Financial Officer
                                  Plan Administrator

                        GRAY COMMUNICATIONS SYSTEMS, INC.

                                    FORM 11-K

                                  EXHIBIT INDEX


Exhibit                                                                    Page
Number                     Exhibit                                        Number
------                     -------                                        ------
  23                       Consent of Ernst & Young LLP to                  13
                           incorporation of its report by
                           reference in Gray Communications
                           Systems, Inc. Registration Statement
                           on Form S-8, No. 33-84656 and No. 333-17773.

                   Audited Financial Statements and Schedules

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan


                   Audited Financial Statements and Schedules



                     Years ended December 31, 1997 and 1996



                                    Contents

Report of Independent Auditors................................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits...............................2
Statements of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements.................................................4

Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes...................10
Line 27d - Schedule of Reportable Transactions...............................11

                         Report of Independent Auditors

Benefit Committee
Gray Communications Systems, Inc.

We have audited the accompanying statements of net assets available for benefits of the Gray Communications Systems, Inc. Capital Accumulation Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996 and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of December 31, 1997 and Reportable Transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/ Ernst & Young LLP



Columbus, Georgia
June 18, 1998

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                 Statements of Net Assets Available for Benefits


                                                            December 31
                                                     1997                 1996
                                              -----------------------------------------
Assets
   Investments (Notes 2 and 4):
     Collective trust mutual funds               $     2,268,935     $     1,313,528
     Sponsor's common stock fund                       1,851,627             894,600
     Participant loans receivable                         37,151              10,343
                                              -----------------------------------------
                                                       4,157,713           2,218,471

   Sponsor contributions receivable                       33,392              20,395
   Participant contributions receivable                   80,673              46,666
                                              -----------------------------------------
                                                         114,065              67,061
                                              -----------------------------------------
Net assets available for benefits                $     4,271,778     $     2,285,532
                                              =========================================


See accompanying notes.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

           Statements of Changes in Net Assets Available for Benefits



                                                                Year ended December 31
                                                              1997                  1996
                                                      -------------------------------------------
Additions
   Participant contributions                              $    1,020,712        $      675,985
   Sponsor contributions                                         419,546               263,356
   Rollover contributions                                        117,556               333,704
   Investment income:
     Interest and dividend income                                  5,506                 3,620
     Net realized and unrealized appreciation of
       investments                                               800,118               129,692
                                                      ----------------------  -------------------
                                                                 805,624               133,312
                                                      ----------------------  -------------------
Total additions                                                2,363,438             1,406,357

Deductions
   Withdrawals by participants                                  (357,765)             (212,127)
   Administrative and other expenses                             (19,427)              (11,363)
                                                      ----------------------  -------------------
Total deductions                                                (377,192)             (223,490)
                                                      ----------------------  -------------------

Net increase in assets available for benefits                  1,986,246             1,182,867

Net assets available for benefits at
   beginning of period                                         2,285,532             1,102,665
                                                      ----------------------  -------------------
Net assets available for benefits at end of period        $    4,271,778        $    2,285,532
                                                      ===========================================

See accompanying notes.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                          Notes to Financial Statements

                                December 31, 1997


1.  Description of the Plan

The following brief description of the Gray Communications Systems, Inc. Capital Accumulation Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

The Plan was established effective October 1, 1994 for the benefit of eligible employees of Gray Communications Systems, Inc., and of its subsidiaries and affiliates that subsequently adopt the Plan.

General

The Plan is a voluntary defined contribution plan for salaried and non-salaried employees of Gray Communications Systems, Inc. and its subsidiaries (the "Sponsor") who have completed one eligibility year of service as defined in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

While the Sponsor has not expressed any intent to do so, the Benefit Committee retains the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event a decision is made by the Benefit Committee to terminate the Plan, all participants shall receive full distribution of the balance in their account.

Trust Agreement

Assets of the Plan are held for safekeeping and investment by INVESCO Trust Company (the "Trustee") as part of a trust agreement between the Sponsor and the Trustee.

Contributions

Each active Plan participant may make contributions up to a maximum of 16% of their compensation on a before-tax basis and up to a maximum of 16% on an after-tax basis, as long as the sum of the before-tax and after-tax percentages does not exceed 16%. Participant contributions made on a before-tax basis under
Section 401(k) of the Internal Revenue Code (the "Code") can not exceed the elective contribution limit of $9,500 during the years ended 1997 and 1996, respectively. Contributions by highly compensated employees are subject to additional restrictions.

The Sponsor shall contribute to the Plan a percentage, as determined by a declaration of its Board of Directors before the beginning of any Plan year, of the eligible contributions of plan participants not to exceed 6% of eligible compensation as defined in the Plan document. The matching percentage was 50% for the years ended December 31, 1997 and 1996, respectively. The Sponsor's matching contributions can be made either in shares of Gray Communications Systems, Inc. Class B common stock or in cash. Any forfeitures of Sponsor contributions are used to reduce future Sponsor contributions. Forfeitures of nonvested amounts were approximately $33,200 and $32,400 for the years ended December 31, 1997 and 1996, respectively.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)


1.  Description of the Plan (continued)

Vesting

Participants are fully vested with regard to their contributions. Participants vest in the Sponsor's contributions after completing five years of service, as defined in the Plan document.

Withdrawals

A participant may withdraw all or part of their after-tax contributions for any reason, subject to the suspension of such participant's rights to make after tax contributions for six months.

Hardship withdrawals may be available as defined by the Plan document. A participant making a hardship withdrawal is ineligible to contribute to the Plan for the next twelve months from the date of receipt of the withdrawal and is prohibited from making any elective or employee contributions to all other plans of the Sponsor, including, but not limited to, any stock option, stock purchase or similar plan maintained by the Sponsor.

Distributions

A participant, following termination of employment, can elect to have Plan benefits paid in a single lump-sum distribution, in installments or in a combination of the two methods.

Approximately $74,500 and $20,400 of the net assets available for benefits at December 31, 1997 and 1996, respectively, were allocated to the accounts of persons who had withdrawn from participation in the Plan, but had not been paid. Such amounts are recorded as benefits payable for purposes of the Plan's Form 5500.

Loans

The Plan provides for participant loans at rates of interest established by the Sponsor's Benefit Committee. Such loans are limited as defined by the Plan document.

2.  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared based on the accrual method of accounting with investments carried at fair values as described below.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)


2.  Summary of Significant Accounting Policies (continued)

Investments

The collective trust mutual funds are valued at their redemption prices (fair values) as established by the Trustee. Generally, the fair values are based on national stock exchange closing prices or other published sources. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the last reported sales price on the last business day of the Plan year.

Purchases and sales of securities are reflected on the trade dates. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned.

Administrative Expenses

All administrative and investment expenses, except for fund management fees, are paid by the Sponsor. Administrative and investment expenses paid by the Sponsor were approximately $13,600 and $13,700 for the years ended December 31, 1997 and 1996, respectively.

3.  Income Tax Status

The Internal Revenue Service ruled on October 25, 1995, that the Plan qualifies under Section 401(a) and 401(k) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with Section 401(a) of the Code to maintain its qualification. Management of the Plan is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4.  Net Assets Available for Benefits

Participant contributions may be invested in collective investment trust mutual funds offered by the Trustee or in a fund invested primarily in the Sponsor's Class A and Class B common stock. Descriptions of the various funds are as follows: (a) Principal Protection Fund, which is 80% invested in short term money market instruments, intermediate government and corporate bond funds, and 20% in common stocks; (b) Intermediate Return Fund, which is 40% invested in short term money market instruments, 20% in intermediate government and corporate bond funds, and 40% in common stock funds; (c) Growth and Income Fund, which is 20% invested in short term money market instruments, 20% in intermediate government and corporate bond funds and 60% in common stock funds;
(d) Maximum Appreciation Fund, which is 20% invested in short term money market instruments and intermediate government and corporate bond funds and 80% invested in common stock funds; and/or (e) Gray Communications Systems, Inc. Common Stock Fund, which is invested primarily in Gray Communications Systems, Inc. Class A and Class B common stock. Participants elect the percentage invested in each fund in multiples of 10%. Contributions to the Gray
Communications Systems, Inc. Common Stock Fund are temporarily invested in a Retirement Trust Liquid Asset Fund until used to purchase Gray Communications Systems, Inc. common stock. Participants cannot elect to participate in the Retirement Trust Liquid Asset Fund.

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



     4. Net Assets Available for Benefits (continued)

     The following represents the net assets available for benefits, by fund, as of December 31, 1997:

                                                                                   Gray
                           Principal  Intermediate  Growth and     Maximum    Communications
                          Protection     Return        Income   Appreciation   Common Stock
                             Fund         Fund          Fund        Fund         (Class A)
                          -------------------------------------------------------------------
Investments:
 INVESCO Trust Company
 collective trust mutual
 funds:
   Money  market           $   -0-    $     -0-     $     -0-   $       -0-      $     -0-
   funds
   Equity funds            150,571      291,425       817,765     1,004,668            -0-
 Common Stock
  of Sponsor                   -0-          -0-           -0-           -0-      1,213,020
 Participant
  notes                        -0-          -0-           -0-           -0-            -0-
  receivable
                          -------------------------------------------------------------------
                           150,571      291,425       817,765     1,004,668      1,213,020
 Sponsor
  contributions                -0-          -0-           -0-           -0-            -0-
  receivable
 Participant
  contributions              4,462        8,187        24,109        31,492            -0-
  receivable
                          ===================================================================
                          $155,033    $ 299,612     $ 841,874   $ 1,036,160    $ 1,213,020
                          ===================================================================

                                Gray
                           Communications  Participant  Retirement
                            Common Stock      Loans    Trust Liquid
                              (Class B)    Receivable     Assets        Total
                          -----------------------------------------------------
Investments:
 INVESCO Trust Company
 collective trust mutual
 funds:
   Money  market             $      -0-     $   - 0-     $   4,506   $    4,506
   funds
   Equity funds                     -0-          -0-           -0-    2,264,429
 Common Stock
  of Sponsor                    638,607          -0-           -0-    1,851,627
 Participant
  notes                             -0-       37,151           -0-       37,151
  receivable
                          -----------------------------------------------------
                                638,607       37,151         4,506    4,157,713
 Sponsor
  contributions                  33,392          -0-           -0-       33,392
  receivable
 Participant
  contributions                  12,423          -0-           -0-       80,673
  receivable
                          =====================================================
                             $  684,422      $37,151     $   4,506   $4,271,778
                          =====================================================



     The changes in net assets available for benefits by fund for the year ended December 31, 1997 are as follows:



                                                                                   Gray
                           Principal  Intermediate  Growth and     Maximum    Communications
                          Protection     Return        Income   Appreciation   Common Stock
                             Fund         Fund          Fund        Fund         (Class A)
                          -------------------------------------------------------------------
      Contributions       $ 44,500     $ 89,551     $ 289,011     $ 355,280     $     -0-
         invested
      Contributions          4,462        8,187        24,109        31,492           -0-
         receivable
      Rollover from          8,238        6,414        27,510        50,735           -0-
         other plans
      Interest and
         dividend              106          204           494           493           -0-
         income
      Net realized
         and
         unrealized
         appreciation       19,880       35,546       109,647       147,813        345,916
         of
         investments
      Withdraws paid
         to                (92,494)     (25,360)      (52,766)      (72,508)       (97,891)
         participants
      Participant
         loans/             (4,310)      (4,220)      (13,944)       (9,749)        (3,513)
         repayments
         (net)
      Administrative
         and other          (1,254)      (2,424)       (6,399)       (7,585)          (581)
         expenses
      Interfund              1,276       (1,927)       13,012        12,702         43,179
         transfers
                          -------------------------------------------------------------------
                          $(19,596)    $105,971      $390,674     $ 508,673       $287,110
                          ===================================================================
      Active
         participants
         at December
         31, 1997              101          168           340           345            492
                          ===================================================================

                               Gray
                          Communications  Participant  Retirement
                           Common Stock      Loans    Trust Liquid
                             (Class B)    Receivable     Assets        Total
                          ----------------------------------------------------
      Contributions        $   493,458      $   -0-      $54,393    $1,326,193
         invested
      Contributions             45,815          -0-           -0-      114,065
         receivable
      Rollover from              3,750          -0-       20,909       117,556
         other plans
      Interest and
         dividend                  -0-          -0-        4,209         5,506
         income
      Net realized
         and
         unrealized
         appreciation          141,316          -0-          -0-       800,118
         of
         investments
      Withdraws paid
         to                    (10,675)      (6,376)         305      (357,765)
         participants
      Participant
         loans/                    -0-       33,439        2,297           -0-
         repayments
         (net)
      Administrative
         and other                (549)         -0-         (635)      (19,427)
         expenses
      Interfund                 11,307         (255)    (79,294)            -0-
         transfers
                          ----------------------------------------------------
                              $684,422      $26,808       $2,184    $1,986,246
                          ====================================================
      Active
         participants
         at December
         31, 1997                  442           27
                          =========================

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                    Notes to Financial Statements (continued)



     4. Net Assets Available for Benefits (continued)

     The following represents the net assets available for benefits, by fund, as of December 31, 1996:


                           Principal  Intermediate  Growth and     Maximum         Gray
                          Protection     Return        Income   Appreciation  Communications
                             Fund         Fund          Fund        Fund       Common Stock
                          -------------------------------------------------------------------
Investments:
 INVESCO Trust Company
 collective trust mutual
 funds:
   Money  market          $    -0-     $    -0-      $    -0-     $     -0-     $      -0-
   funds
   Equity funds            171,086      188,271       437,590       514,259            -0-
 Common Stock                  -0-          -0-           -0-           -0-        894,600
  of Sponsor
 Participant                   -0-          -0-           -0-           -0-            -0-
  notes
  receivable              -------------------------------------------------------------------
                           171,086      188,271       437,590       514,259        894,600

 Sponsor                       -0-          -0-           -0-           -0-         20,395
  contributions
  receivable
 Participant                 3,543        5,370        13,610        13,228         10,915
  contributions
  receivable              ===================================================================
                          $174,629     $193,641      $451,200      $527,487      $ 925,910
                          ===================================================================



                             Participant   Retirement
                                Loans     Trust Liquid
                             Receivable      Assets        Total
                          ------------------------------------------
Investments:
 INVESCO Trust Company
 collective trust mutual
 funds:
   Money  market          $    -0-        $  2,322       $     2,322
   funds
   Equity funds                -0-             -0-         1,311,206
 Common Stock
  of Sponsor                   -0-             -0-           894,600
 Participant
  notes
  receivable                10,343             -0-            10,343
                          ------------------------------------------

                            10,343           2,322       $ 2,218,471
 Sponsor
  contributions
  receivable                   -0-             -0-            20,395
 Participant
  contributions
  receivable                   -0-             -0-            46,666
                          ------------------------------------------
                          $ 10,343        $  2,322       $ 2,285,532
                          ==========================================


     The changes in net assets available for benefits by fund for the year ended December 31, 1996 are as follows:


                           Principal  Intermediate  Growth and     Maximum         Gray       Participant   Retirement
                          Protection     Return        Income   Appreciation  Communications     Loans     Trust Liquid
                             Fund         Fund          Fund        Fund       Common Stock   Receivable     Assets
                          ----------------------------------------------------------------------------------------------
      Contributions        $40,175      $69,324      $171,490    $188,483    $ 278,107        $    -0-         $124,701
        invested                                                                                                872,280
      Contributions          3,543        5,370        13,610      13,228       31,310             -0-             -0-
         receivable
      Rollover from         94,649       38,595        84,965     109,975        5,520             -0-             -0-
        other plans
      Interest and              -0-          34            63         100           -0-            -0-           3,423
        dividend income
      Net realized and
       unrealized            7,762       13,822        40,103      54,910       13,095             -0-             -0-
       appreciation of
       investments
      Withdraws paid to
       participants         (5,861)     (18,082)      (46,246)    (59,012)     (82,812)            -0-            (114)
      Participant loans/
       repayments (net)       (408)        (260)       (3,110)     (2,869)      (3,063)          9,380             330
      Administrative and
       other expenses         (729)      (1,553)       (3,658)     (4,163)      (1,257)            -0-              (3)
      Interfund transfers       -0-       3,241        (7,897)       (109)     133,277             -0-        (128,512)
                          ----------------------------------------------------------------------------------------------
                          $139,131     $110,491      $249,320    $300,543    $ 374,177         $ 9,380        $   (175)
                          ==============================================================================================
      Active
         participants           80          124           241         219          477               8
         at December 31,
         1996             ============================================================================


                                  Total
                               -----------
 Contributions                   $ 872,280
   invested
 Contributions                      67,061
    receivable
 Rollover from                     333,704
   other plans
 Interest and                        3,620
   dividend income
 Net realized and
  unrealized                       129,692
  appreciation of
  investments
 Withdraws paid to
  participants                    (212,127)
 Participant loans/
  repayments (net)                     -0-
 Administrative and
  other expenses                   (11,363)
 Interfund transfers                   -0-
                               -----------
                               $ 1,182,867
                               ===========


                             SUPPLEMENTAL SCHEDULES

                                Plan Number: 003
                                 EIN: 58-0285030

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

           Line 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997


                                                                              Current                Historical
          Identity of Issue                    No. of Units                    Value                    Cost
--------------------------------------   ----------------------------  ----------------------    -------------------
INVESCO Trust Company
   Collective Trust Mutual Funds *:
   Liquid Assets Fund                             4,506.100 units      $             4,506       $           4,506
   Principal Protection Fund                     10,334.294 units                   150,571                131,778
   Intermediate Return Fund                      17,813.269 units                   291,425                242,296
   Growth and Income Fund                        46,596.320 units                   817,765                668,912
   Maximum Appreciation Fund                     54,130.844 units                 1,004,668                806,143
                                                                       ----------------------    -------------------
Total                                                                             2,268,935             1,853,635

Sponsor Common Stock Fund -
   Gray Communications Systems, Inc.
      Common Stock -  Class A*
                                                    46,210 shares                1,213,020                 859,236
      Common Stock -  Class B*                      24,800 shares                  638,607                 498,111

Participant loans                                                                   37,151                  37,151
                                                                       ----------------------    ------------------
                                                                       $         4,157,713       $      3,248,133
                                                                       ======================    ==================


   *  This is a party-in-interest investment.

                                Plan Number: 003
                                 EIN: 58-0285030

                        Gray Communications Systems, Inc.
                            Capital Accumulation Plan

                 Line 27d - Schedule of Reportable Transactions
                          Year Ended December 31, 1997


                Identity of Party Involved                                     Description of Asset
--------------------------------------------------------------------------------------------------------------------

Category (iii) Series of Securities Transactions in Excess of 5% of Plan Assets

*Gray Communications Systems, Inc.                                 Gray Communications Systems, Inc. Common Stock
                                                                     - Class A
                                                                     Purchases of 6,406 shares
                                                                     Sales of 7,592 shares

*Gray Communications Systems, Inc.                                 Gray Communications Systems, Inc. Common Stock
                                                                     - Class B
                                                                     Purchases of 25,739 shares
                                                                     Sales of 939 shares

*INVESCO Trust Company                                             Principal Protection Fund
                                                                     Purchases of 4,360 units
                                                                     Sales of 7,106 units

*INVESCO Trust Company                                             Intermediate Return Fund
                                                                     Purchases of 6,953 units
                                                                     Sales of 2,502 units

*INVESCO Trust Company                                             Growth and Income Fund
                                                                     Purchases of 21,630 units
                                                                     Sales of 4,883 units

*INVESCO Trust Company                                             Maximum Appreciation Fund
                                                                     Purchases of 25,600 units
                                                                     Sales of 5,597 units

*INVESCO Trust Company                                             Liquid Asset Fund
                                                                     Purchases of 617,995 units
                                                                     Sales of 615,811 units

Category (i), (ii) or (iv) Transactions

There were no category (i), (ii) or (iv) transactions during 1997.

*  This is a party-in-interest investment.

                                                                            Current Value of Asset on
                                                                                 Transaction Date          Net Gain (Loss)
      Purchase Price            Selling Price          Cost of Asset
------------------------------------------------------------------------------------------------------------------------------
       $   123,191                                         $   123,191              $   123,191
                                   $   150,686                 139,887                  150,686                 $  10,799

           516,196                                             516,196                  516,196
                                        18,905                  18,085                   18,905                       820

            59,787                                              59,787                   59,787
                                       100,182                  89,650                  100,182                    10,532

           105,432                                             105,432                  105,432
                                        37,823                  32,250                   37,823                     5,573

           349,264                                             349,264                  349,264
                                        78,736                  65,012                   78,736                    13,724

           435,077                                             435,077                  435,077
                                        92,481                  73,233                   92,481                    19,248

           617,995                                             617,995                  617,995
                                       615,811                 615,811                  615,811                        -0-

                                                                              12